COMMENTS RECEIVED ON JANUARY 30, 2007

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)
Fidelity Advisor Strategic Income Fund
POST-EFFECTIVE AMENDMENT NOS. 77 & 79

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)
Fidelity Intermediate Municipal Income Fund
Fidelity Strategic Income Fund
POST-EFFECTIVE AMENDMENT NO. 74

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)
Fidelity Trend Fund
POST-EFFECTIVE AMENDMENT NO. 119

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)
Fidelity Michigan Municipal Income Fund
Fidelity Minnesota Municipal Income Fund
Fidelity Municipal Income Fund
Fidelity Ohio Municipal Income Fund
Fidelity Pennsylvania Municipal Income Fund
Fidelity Short-Intermediate Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 102

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the funds' maturity policy.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

3. Fidelity Intermediate Municipal Income Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like us to identify the fund's maturity policy.

R: As disclosed, the fund has a principal investment strategy of normally maintaining a dollar-weighted average maturity between three and ten years.

4. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Using a neutral mix of approximately 40% high yield, 30% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets."

C: Regarding emerging and foreign developed markets, the Staff would like us to identify what types of securities the funds invest in, i.e., equity, debt, or both. If equities, please define the funds' market capitalization strategy.

R: The funds primarily invest in debt in each of the four categories listed above, but may also invest in equities. (See the first two bullet points in the "Investment Strategy" section.) With regard to equity investments the fund does not have a particular market capitalization strategy.

5. Fidelity Advisor Strategic Income Fund, Fidelity Strategic Income Fund, and Fidelity Intermediate Municipal Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Engaging in transactions that have a leveraging effect on the fund."

C: The Staff would like us to identify the types of leveraging transactions in which the funds will engage (i.e. derivatives, futures, options).

R: We call the Staff's attention to the following new disclosure under the headings "Principal Investment Strategies" and "Description of Principal Security Types" in the "Investment Details" section:

"FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives and forward-settling securities."

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps.

Forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield. Payment and delivery take place after the customary settlement period."

6. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff wants to know what the fee structure of the central funds is and inquires whether there are duplication of fees.

R: There is no duplication of fees. FMR agrees to pay or provide for the payment of a central fund's operating expenses, other than the following: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase or sale of securities and other investment instruments; (iii) fees and expenses of the Independent Trustees; (iv) custodian fees and expenses; and (v) any non-recurring or extraordinary expenses.

7. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease."

C: The Staff would like us to discuss how the funds' maturity strategy impacts interest rate risk.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

8. Fidelity Intermediate Municipal Income Fund

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease."

C: The Staff would like us to discuss how the fund's maturity strategy impacts interest rate risk.

R: We believe this point is appropriately covered by the following disclosure in the "Investment Details" section:

"Interest Rate Changes. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities can be more sensitive to interest rate changes. In other words, the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates."

9. All funds

"Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

10. Fidelity Advisor Strategic Income Fund and Fidelity Strategic Income Fund

"Fund Management" (prospectuses)

C: The Staff would like us to describe the role of each portfolio manager, including any limitations they may have.

R: This disclosure will be corrected in the next filing to include only Christopher Sharpe and Derek Young, who are the two managers primarily responsible for day to day management of the fund.

11. Trend Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff has requested we disclose the fund's market capitalization strategy as of a recent date.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

12. Trend Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Although FMR focuses on investing the fund's assets in securities issued by larger-sized companies, FMR may also make substantial investments in securities issued by medium and smaller companies."

C: The Staff believes the above referenced disclosure should be relocated from the "Investment Details" section to the "Investment Summary" section of the prospectus.

R: We believe the disclosure under the sub-heading "Principal Investment Strategies" meets the requirement of Item 2(b) of Form N-1A to "summarize the principal investment strategies," and therefore have not relocated disclosure. We note that the fund has a principal investment strategy of investing in companies that FMR believes have above-average growth potential, but does not have a principal investment strategy of normally investing in larger-sized companies. Instead, it is as a result of implementing the fund's growth strategy that FMR tends to focus on investments in larger-sized companies.

13. Fidelity Michigan Municipal Income Fund

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Foreign Exposure. Entities providing credit support or a maturity-shortening structure that are located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries."

C: The Staff suggests that the Foreign Exposure risk disclosure should have a corresponding strategy in the "Principal Investment Strategies" section.

R: The fund does not have a principal strategy of investing in securities of foreign issuers. Accordingly, we have not modified our disclosure.

14. Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Short-Intermediate Municipal Income Fund, Fidelity Intermediate Municipal Income Fund, Fidelity Ohio Municipal Income Fund, and Fidelity Pennsylvania Municipal Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR uses a Michigan bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a Minnesota bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a customized municipal bond index as a guide in structuring the fund and selecting its investments. This index, a market value-weighted index of investment-grade fixed-rate municipal bonds with a certain maturity range, is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses an Ohio bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a Pennsylvania bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

C: The Staff would like us to define what the bond index is and its average maturity strategy.

R: In the past, we included disclosure on each fund's supplemental index and the dollar weighted average maturity of the fund and the index. In the current revision we deleted this disclosure and added new disclosure to better reflect that FMR considers many factors in managing each fund and selecting investments. The new disclosure better reflects how each fund is managed and avoids suggesting that fund management is tied more closely to the particular index than it actually is. Though we do not believe it is helpful to shareholders to provide index- specific information as part of each fund's investment disclosure any longer, please note that each fund's supplemental benchmark will continue to be disclosed in the performance section.

15. Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Pennsylvania Municipal Income Fund, Fidelity Short-Intermediate Municipal Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short periods of time or during periods of general or regional economic difficulty."

C: The Staff believes that the credit quality strategy of the funds and the average credit quality of the funds' portfolio should be disclosed. In addition, the staff believes that investing in "lower-quality" debt securities should be part of the funds' strategy.

R: The funds have a principal investment strategy of investing in investment-grade municipal debt securities, and this policy is disclosed. The funds do not however, have a principal investment strategy of investing in lower-quality debt securities. The disclosure at issue is included because one of the risks of investing in investment-grade debt securities is that the credit rating of an issuer could fall below investment-grade. The discussion of lower-quality debt securities in "Issuer Specific Changes" appropriately describes the risk of a change in credit quality discussed in the preceding paragraph. Accordingly, we have not added disclosure.

16. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON FEBRUARY 15, 2007

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)
Fidelity Advisor Strategic Income Fund
POST-EFFECTIVE AMENDMENT NOS. 77 & 79

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)
Fidelity Intermediate Municipal Income Fund
Fidelity Strategic Income Fund
POST-EFFECTIVE AMENDMENT NO. 74

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)
Fidelity Trend Fund
POST-EFFECTIVE AMENDMENT NO. 119

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)
Fidelity Michigan Municipal Income Fund
Fidelity Minnesota Municipal Income Fund
Fidelity Municipal Income Fund
Fidelity Ohio Municipal Income Fund
Fidelity Pennsylvania Municipal Income Fund
Fidelity Short-Intermediate Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 102

14. Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Short-Intermediate Municipal Income Fund, Fidelity Intermediate Municipal Income Fund, Fidelity Ohio Municipal Income Fund, and Fidelity Pennsylvania Municipal Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR uses a Michigan bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a Minnesota bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a customized municipal bond index as a guide in structuring the fund and selecting its investments. This index, a market value-weighted index of investment-grade fixed-rate municipal bonds with a certain maturity range, is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses an Ohio bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

"FMR uses a Pennsylvania bond index as a guide in structuring the fund and selecting its investments. This index is designed to represent FMR's view of how the fund's competitive universe will perform over time. FMR manages the fund to have similar overall interest rate risk to the index. FMR may, from time to time, change the index or the characteristics of the index in response to changes in the market or the fund's peer group, such as when the observed interest rate sensitivity or credit composition of the fund's competitive universe deviates from that of the index."

C: The Staff questions why we feel it is not necessary to disclose information on the supplemental index as part of each fund's investment disclosure.

R: In the past, we included disclosure on each fund's supplemental index and the dollar weighted average maturity of the fund and the index as part of each fund's investment disclosure. In the current revision we deleted this disclosure and added new disclosure to better reflect that FMR actually considers many factors (not just a fund's supplemental benchmark) in managing each fund and selecting investments. The new investment disclosure better reflects how each fund is managed and avoids suggesting that fund management is tied more closely to any particular index than it actually is. The Fidelity municipal bond funds tend to use supplemental benchmarks that are not widely used or recognized in the market place, and we no longer believe it is useful to shareholders to name the index as part of each fund's investment disclosure. We will, however, continue to include each fund's supplemental benchmark in the Performance section. We believe including the index continues to be appropriate and helpful in that section, as a description of the index appears in that section as well.